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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
             SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                    KTI, INC.
                       (Name of Subject Company (issuer))

                               KTI, INC. (issuer)
                CASELLA WASTE SYSTEMS, INC. (affiliate of issuer)
                      (Name of Person(s) Filing Statement)

                 8 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                         (Title of Class of Securities)

           8 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004: 482689 AA 4
                      (CUSIP Number of Class of Securities)

                                 JOHN W. CASELLA
                             CHIEF EXECUTIVE OFFICER
                           CASELLA WASTE SYSTEMS, INC.
                               25 GREENS HILL LANE
                                RUTLAND, VERMONT
                                 (802) 775-0325
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                             JEFFREY A. STEIN, ESQ.
                                HALE AND DORR LLP
                                 60 STATE STREET
                                BOSTON, MA 02109

                                JANUARY 24, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE



 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE

     $6,830,883                                                     $1,366


* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $6,770,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the date of payment) as of March 8, 2000 (the expected date of payment). The amount of the filing fee is calculated in accordance with Section
    13(e)(3) of the Securities Exchange Act of 1934, as amended.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:  $1,366
Form or Registration No.:  005-52063
Filing Party:  KTI, Inc.
Date Filed:  January 24, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      third-party tender offer subject to Rule 14d-1. / /

      issuer tender offer subject to Rule 13e-4. /X/

      going-private transaction subject to Rule 13e-3. / /

      amendment to Schedule 13D under Rule 13d-2. / /

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /


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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 to Schedule TO is the final amendment relating to a change of control offer (the "Offer") by KTI, Inc., a New Jersey corporation (the "Company"), to purchase for cash all of the outstanding 8 3/4% Convertible Subordinated Notes due 2004 of the Company (the "Notes"), on the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") filed as Exhibits (a)(1) and (a)(2) to the Schedule TO originally filed with the Securities and Exchange Commission on January 24, 2000 (the "Original Statement"), as amended on March 2, 2000 ("Amendment No. 1").

     The Original Statement and Amendment No. 1 are hereby amended and supplemented as follows:

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 is hereby amended and supplemented by adding at the end thereof the following:

     The Offer expired at 5:00pm, New York City time, on Friday March 10, 2000. The Company accepted for payment Notes outstanding in the aggregate principal amount of $6,670,000 which were validly tendered and not properly withdrawn pursuant to the Offer. The aggregate principal amount of Notes accepted for payment by the Company pursuant to the Offer equals approximately 99% of the total aggregate principal amount of Notes outstanding prior to the Offer.











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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 16, 2000
                                  KTI, INC.

                                  By: /s/ JOHN W. CASELLA
                                  ----------------------------------------
                                  John W. Casella, President

                                  CASELLA WASTE SYSTEMS, INC.

                                  By: /s/ JOHN W. CASELLA
                                  ----------------------------------------
                                  John W. Casella, Chief Executive Officer